UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________________
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

________________________Amendment No. 5____________________________
Heartland Express, Inc.
(Name of Issuer)
____________________________________________________

COMMON STOCK
(Title of Class of Securities)

422347 10 4
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)
____________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S Identification Nos. of above persons (entities only).

Ann S. Gerdin

2.	Check the appropriate box if a member of a group:
(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:
5.	Sole voting power

11,173,018 (1)
6.	Shared voting power

7.	Sole dispositive power

13,109,294 (2)
8.	Shared dispositive power

9.	Aggregate amount beneficially owned by each reporting person

13,109,294 (2)
10.	Check if the aggregate amount in Row (9) excludes certain shares
[ ]
11.	Percent of class represented by amount in Row (9)

14.9% (3)
12.	Type of reporting person

IN

(1)	Comprised of 11,173,018 shares of Common stock owned by the Ann S. Gerdin Revocable Trust. Mrs. Gerdin serves as trustee for such trust and has voting and dispositive power over these shares.
(2)
Comprised of (i) 11,173,018 shares of Common stock owned by the Ann S. Gerdin Revocable Trust and (ii) 1,936,276 shares of Common Stock represented by voting trust certificates which are owned by Gerdin Family Investments, LP ("GFI"). As the general partner of GFI, Mrs. Gerdin has dispositive power over the shares represented by voting trust certificates owned by GFI but does not have voting power over such shares. Mrs. Gerdin serves as trustee for her revocable trust and has voting and dispositive power over shares held by such trust.

(3)	Based on 87,780,677 shares of Common Stock outstanding as of December 31, 2014.

Item 1.

(a)	Name of issuer

Heartland Express, Inc.

(b)	Address of issuer's principal executive offices

901 North Kansas Avenue North Liberty, IA 52317

Item 2.

(a)	Name of person filing

Ann S. Gerdin

(b)	Address of principal business office or, if none, residence

901 North Kansas Avenue North Liberty, IA 52317

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number
422347 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned
13,109,294

(b)	Percent of class:
14.9% (1)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
11,173,018

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:
13,109,294

(iv) Shared power to dispose or to direct the disposition of:

(1) Based on 87,780,677 shares of Common Stock outstanding as of December 31, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

[   ] The reporting persons has ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ann S. Gerdin

/s/ Ann S. Gerdin

Dated: February 10, 2015